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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                            RELIANCE FINANCIAL, INC.
                                (Name of Issuer)


                          Common Stock, $.10 par value
                         (Title of Class of Securities)


                                    759461106
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                              Fort Lee, New Jersey
                                      07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 29, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].




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SCHEDULE 13D

CUSIP No. 759461106

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                  a[ ]
                                                   b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                           7.      SOLE VOTING POWER

                                   None

                           8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                       0
 OWNED BY
REPORTING                  9.      SOLE DISPOSITIVE POWER
  PERSON                           None
   WITH
                           10.     SHARED DISPOSITIVE POWER
                                   0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            0

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*               [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0%

          14.     TYPE OF REPORTING PERSON*
                  PN


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SCHEDULE 13D

CUSIP No. 759461106

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                a[ ]
                                                 b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                                    7.      SOLE VOTING POWER

                                            None

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                0
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    None
   WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            0

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*           [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0%

          14.     TYPE OF REPORTING PERSON*
                  IN


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SCHEDULE 13D

CUSIP No. 759461106

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                a[ ]
                                                 b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                                    7.      SOLE VOTING POWER

                                            None

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                0
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    None
   WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            0

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*          [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0%

          14.     TYPE OF REPORTING PERSON*
                  IN

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SCHEDULE 13D

CUSIP No. 759461106

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Boston Provident Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                  a[ ]
                                                   b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                           7.      SOLE VOTING POWER

                                   None

                           8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                       0
 OWNED BY
REPORTING                  9.      SOLE DISPOSITIVE POWER
  PERSON                           None
   WITH
                           10.     SHARED DISPOSITIVE POWER
                                   0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            0

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*               [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0%

          14.     TYPE OF REPORTING PERSON*
                  PN


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         This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on June 29, 1995, as amended by Amendment No. 1 filed with the Commission on February 15, 1996, and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 3. Sources and Amounts of Funds or Other Consideration

         The first sentence of Item 3 is revised and amended in its entirety as set forth below.

         Since the Partnerships and Managed Accounts no longer own any shares of Common Stock, no amounts are required to be reported under this Item.

Item 5.  Interest in Securities of the Issuer

         Item 5 is revised and amended in its entirety as set forth below:

                  (a)-(b)  On the date of this Statement:

                  (i) Mr. Kramer has beneficial ownership for purposes of
Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of no shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 0% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Mr. Spellman and KS.


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                  (ii) Mr. Spellman has Beneficial Ownership of no shares of
Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 0% of the issued and outstanding Common Stock. Mr. Spellman shares voting power and dispositive power over the Common Stock with Mr. Kramer and KS.

                  (iii) KS has Beneficial Ownership of no shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common Stock. Such shares represent 0% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

                   (iv) Boston Provident Partners, L.P., one of the Partnerships and Managed Accounts, has Beneficial Ownership of no shares of Common Stock, representing 0% of the issued and outstanding shares of Common Stock.

                  The percentages used herein are calculated based upon the 426,045 shares of Common Stock stated to be issued and outstanding as of July 31, 1997, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

                   (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were over-the-counter purchases.

                   (d) No person, other than each respective record owner referred to herein of shares of Common Stock is known to have the

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right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

                   (e) As of August 29, 1997, each share of Common Stock was exchanged for 1.407 shares of Allegiant Bancorp, Inc. As a result of such transaction, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

 Item 7. Material to be Filed as Exhibits

         Exhibit A:   Joint Filing Agreement among the Reporting Persons
                      dated June 2, 1995 (Incorporated by Reference to
                      Exhibit A to the Schedule 13D)



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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 25, 1997


                                           KRAMER SPELLMAN, L.P.


                                           By:  /s/ Orin S. Kramer
                                                    Name: Orin S. Kramer
                                                    Title: a General Partner


                                           By:  /s/ Jay Spellman
                                                    Name: Jay Spellman
                                                    Title: a General Partner


                                            /s/ Orin S. Kramer
                                                Orin S. Kramer


                                             /s/ Jay Spellman
                                                 Jay Spellman


                                           BOSTON PROVIDENT PARTNERS, L.P.
                                           By: KRAMER SPELLMAN, L.P.


                                           By:  /s/ Orin S. Kramer
                                                    Name: Orin S. Kramer
                                                    Title: a General Partner


                                           By:  /s/ Jay Spellman
                                                    Name: Jay Spellman
                                                    Title: a General Partner


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                                                            Schedule I






Date               Shares Sold                   Price Per Share
----               -----------                   ---------------
9/1/97                39,426                     Share Exchange